Exhibit 15.2

The Partners

Prologis, L.P.:

Re:	Registration Statement No. 333-195316 on Form S-3; and Registration Statement No. 333-100214 on Form S-8.

With respect to the subject registration statements, we acknowledge our awareness of the use therein of our report dated November 4, 2014 related to our review of interim financial information. Our review report refers to a change in accounting for discontinued operations.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

KPMG LLP

Denver, Colorado

November 4, 2014